McCormick Capital Management, Inc.



November 24, 2008					[GRPHIC OMITTED]

So Much to Say

Dear Shareholders,

I can start by saying I'm sorry. I'm sorry that I did not give you a heads up, nor did I anticipate that the mortgage problem would evolve into a historic financial meltdown. In preparing to write this letter I reviewed our last letter. In hindsight, all the reassuring words were premature at best. For over twenty years many of you have trusted me to manage your assets. I hope you will allow me to regain that trust.

Visualize

In our January 1990 letter, when the Dow Jones average was at 2753, we wanted you to visualize the Dow at 10,000 by the year 2000. The idea was not to crystal ball the market, but to get you to realize the long-term potential in the stock market. The Dow hit 10,000 in March of 1999. But now, almost ten years later, the Dow is back to an unbelievable 8000 and we have made little money for investors in those ten years.

Below is a chart from UBS Securities. The chart is a ten year rolling average of returns achieved in the stock market. The returns from about 1985 to 2000 were mid-teen percentage returns. Currently, they are zero, just as they were in 1974, 1939, 1910, and 1895. Each of these years was the end of the decline and the start of a major bull market. Now "visualize" the Dow at 17,000 in five year's time; up 112% or about 16% a year compounded.



		[GRPHIC OMITTED]



Valuations

The case I make for a stabilization of the economy and the financial markets rests entirely on the belief that the Government will use all its resources andwill print money until the problem is solved. The bailouts will continue, interest rates will be cut, unemployment benefits will be expanded and the economic stimulus package will be plentiful. This is not only a U.S./ Domestic program, but a worldwide event. Many are worried that all this stimulus will promote future inflation. With the destruction of seven trillion dollars of stock market value and one trillion in home equity, we are not worried about inflation.

Stocks were cheap two months ago and are cheaper today. Many are suspicious that earnings are no longer a valid way to evaluate stocks. That is debatable. In any case, there are many other ways to value companies. We look at balance sheets and book value, cash flow, yield and stocks relative to other investment alternatives. No matter how you cut it, we have not had these kinds of bargains since 1973-74. Buy low, sell high. A simple concept, yet most individual investors seem to get it wrong. They rush to buy dot.com companies with no earnings and sell companies with solid earnings, dividends, and cash on the balance sheet. I don't get it. Emotion is the investors' greatest enemy; be it greed or fear. Step aside from the maddening crowds and popular opinion to determine what is a rational course of action.

Old Worries - Good News

If you are looking for good news, how about the price of oil moving from $150 per barrel to $50. How about the Dollar now considered the world's strongest currency or the price of corn cut in half. All of these are significant positives for U.S. consumers.

Volatility

On Wall Street, fear and market volatility go hand in hand. We are witnessing stock indices moving 5% and 10% in a single day. Our Elite Growth & Income Fund, which has been more aggressive, will as a result be more volatile than the average mutual fund. In a single day in October we were up 18%. Yes, we did give it all back over the next two weeks but it does underscore market trading extremes. Because of our more aggressive posture, we have declined more than the general market. For the year, we are now down 57.73% compared to the S&P which is down 41.99%. These are amazingly negative numbers, particularly when you consider it has all unfolded in just two months. However, volatility is a two way street. Just as the numbers have come down hard, they can recover quickly.

Income Fund/ Interest Rates

This entire "crisis" started in the mortgage backed bond market and has spread to other fixed income investments. Like the stock market, the bond market has been most difficult. An article from the Nov. 22nd Wall Street Journal really says it all with the title; "In a Bad Year for All, Bonds Suffer Most." The unexpected decline in bond prices has surprised investors because many thought all bonds were safe. They obviously were not. We have avoided most of the bond market problems, but not all. Our Income Fund is now down 4.71% for the year which compares with the Lipper Intermediate Bond Index; down 9.22%.





Warm Regards,					NAV Value as of 11/24/08:

/s/ Dick McCormick				Elite Income Fund - $8.91
						Growth & Income Fund - $7.59
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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